UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Press Release.

On October 3, 2025, Fitell Corporation (the “Company”) issued a press release announcing its receipt of a notice from The Nasdaq Stock Market LLC (“Nasdaq”), stating that although the Company had not regained compliance with the minimum bid price requirement by September 29, 2025, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until March 30, 2026, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s class A ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this 180-day period. A copy of the press release is furnished hereto as Exhibit 99.1.

The press release set forth in Exhibit 99.1 is being furnished with the Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Notwithstanding the foregoing, the information in the press release is incorporated by reference into the Company’s registration statements under the Securities Act, statements, including its registration statement on Form F-3 (File No. 333-284232), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)